November 18, 2004
                                                              Matthew M. Gosling
                                                               MGosling@hewm.com
                                                           Direct (650) 324-7159
                                                       Direct Fax (650) 324-6031
                                                             Main (650) 324-7000
                                                              Fax (650) 324-0638

CONFIDENTIAL FOR USE OF THE COMMISSION ONLY
VIA EMAIL "PEKLENKJ@SEC.GOV"

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mailstop 3-9
Washington, D.C. 20549
Attn: Mr. James Peklenk

RE:  ADEZA BIOMEDICAL CORPORATION
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1,
     FILED OCTOBER 27, 2004 (FILE NO. 333-118012)

Dear Mr. Peklenk:

     On behalf of Adeza Biomedical Corporation ("Adeza"), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in the letter dated November 16, 2004 in connection with the filing of the above-referenced registration statement (the "Registration Statement"). As has been agreed with the Staff, the revisions that Adeza proposes to make to the Registration Statement in response to the Staff's comments are explained in the body of this letter. Adeza intends to file an amendment to the Registration Statement after the Staff has reviewed Adeza's proposed revisions to the Registration Statement.

     In accordance with 17 C.F.R. ss. 200.83(c), we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of Adeza's responses set forth in this response letter (the "Specified Information"). Adeza has redacted the Specified Information from the letter filed via EDGAR and has included such information solely in paper copies of the letter submitted to the Staff.

     The responses below correspond to the paragraph numbers of the Staff's letter. The pages referenced below correspond to the page numbers in the Registration Statement.

FORM S-1

Financial Statements For The Three Years Ended December 31, 2003 And Nine Months Ended September 30, 2004

Notes to Financial Statements

Note 3: License Arrangements, page F-15

[HELLER EHRMAN ATTORNEYS LETTERHEAD]                               James Peklenk
                                                               November 22, 2004
                                                                          Page 2


1. A. - B.  [*]

   C.       [*]

   D.       [*]

Managements' Discussion And Analysis Of Financial Condition And Results Of Operations

Overview

Cost of product sales, page 33

2. In response to the Staff's comment, Adeza proposes to make the following revisions to the Registration Statement:

     a. The disclosure on page 33 of the Registration Statement under "Overview
- Cost of Product Sales" would be revised to read in its entirety as follows:

     "COST OF PRODUCT SALES

     Our cost of product sales represents the cost of materials, overhead associated with the manufacture of our products, direct labor, delivery charges, lab services, royalties and product warranty obligations.

     [*]"

     b. The disclosure on pages 35-36 of the Registration Statement under "RESULTS OF OPERATIONS - Nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 - Cost of product sales" would be revised in its entirety to read as follows:

     "COST OF PRODUCT SALES

     Cost of product sales for the nine months ended September 30, 2004 was $0.9 million, a decrease of $3.7 million from $4.6 million for the nine months ended September 30, 2003. The decrease in cost of product sales was primarily the result of reduced royalty costs of $1.0 million and a one-time reduction in accrued royalties of $2.7 million that we determined were in excess of amounts actually due. [*] In addition, decrease in other product costs of $0.6 million was offset by $0.6 million of costs related to increased unit volumes for the nine months ended September 2004 as compared to the nine months ended September 2003. Non-royalty related costs were unchanged for the period ended September 30, 2004 from the period ended September 30, 2003 as costs related to increased unit sales were offset by lower unit manufacturing costs. As a percent of revenue, cost of sales was 14.9% of revenue for the nine months ended September 30, 2004, excluding the effect of the one-time reduction in accrued


*FOIA CONFIDENTIAL TREATMENT REQUEST* CONFIDENTIAL TREATMENT REQUESTED BY ADEZA BIOMEDICAL CORPORATION IN CONNECTION WITH AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-118012)

[HELLER EHRMAN ATTORNEYS LETTERHEAD]                               James Peklenk
                                                               November 22, 2004
                                                                          Page 3


     royalties, as compared to 24.1% for the same period in the prior year due to the reduction in royalty costs."

     c. Footnote 3 on Page F-15 of the Registration Statement to read in its entirety as follows:

     "3. LICENSE ARRANGEMENTS

     Adeza has entered into license, clinical trial, supply, and sponsored research and development agreements with universities, research organizations, and commercial companies. Certain of these agreements require payments of royalties on future sales of products resulting from such agreements and may subject Adeza to minimum annual royalty payments to such contract partners. [*]"

Critical Accounting Policies And Estimates, page 34

3. In response to the Staff's comment, Adeza proposes to add the following to page 35 of the Registration Statement under "CRITICAL ACCOUNTING POLICIES AND ESTIMATES":

     "COST OF PRODUCT SALES

     [*]"

                                      * * *

     In addition, Adeza hereby requests, pursuant to 17 C.F.R. ss. 200.83, that certain provisions of this letter, as indicated by [*], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. ss. 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Adeza may, if deemed necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone Matthew Gosling of Heller Ehrman White & McAuliffe LLP ("HEWM") at (650) 324-7159 or Sarah O'Dowd of HEWM at (650) 324-7045 rather than rely upon the United States Mail for such notice. The address for Mr. Gosling and Ms. O'Dowd is Heller Ehrman White & McAuliffe, 275 Middlefield Road, Menlo Park, CA 94025.




*FOIA CONFIDENTIAL TREATMENT REQUEST* CONFIDENTIAL TREATMENT REQUESTED BY ADEZA BIOMEDICAL CORPORATION IN CONNECTION WITH AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-118012)

[HELLER EHRMAN ATTORNEYS LETTERHEAD]                               James Peklenk
                                                               November 22, 2004
                                                                          Page 4




     Please contact me at (650) 324-7159, or Sarah O'Dowd at (650) 324-7045, if you have any questions regarding the Amendment or the responses to the Staff's comment letter.

                                            Sincerely,

                                            /s/ Matthew M. Gosling

                                            Matthew M. Gosling